REVISED PRELIMINARY OPPOSITION PROXY MATERIAL

                      ASSET VALUE FUND LIMITED PARTNERSHIP
                          376 MAIN STREET, P.O. BOX 74
                              BEDMINSTER, NJ 07921
                                 (908) 234-1881



                                                                    July__, 1998

Dear Fellow Cortech Stockholder:

     We and two other investors ("Asset Value") own approximately 15% of the outstanding shares ("Cortech Shares") of Cortech, Inc. ("Cortech"), which makes us by far Cortech's largest stockholders. We believe Asset Value's nominees would provide better leadership for Cortech and that is why we are seeking control of the Board by electing our nominees to the Board.1

     Effective July 21, 1998, three members of the old Board (the "Old Board") resigned after appointing their replacements (the "Appointed Board"). Cortech has stated that the departures did not result from disagreements with the Company. There has been no explanation of why the incumbents did not wait until their successors were chosen by the stockholders on September 4 which would have permitted stockholders an opportunity to elect the new Directors.

   WARNING: "Those who cannot remember the past are condemned to repeat it."2

     At the end of fiscal  1997,  Cortech  had net assets of only $15.4  million after losing over $70 million since 1993 in a failed attempt to exploit Cortech's technology. The Old Board then proceeded to expend $673,000 of Cortech's limited resources promoting a merger with BioStar, Inc. (the "Merger"), a company with a $5.6 million negative net worth even though Asset Value warned the Old Board from the start that the Merger was not in the interests of stockholders3 who, Asset
--------
     1 Asset Value is also asking stockholders to approve an amendment to the By-laws which would increase the number of directors from four to seven creating a total of four vacancies (the "Board Amendment"). If these four vacancies are filled with Asset Value's nominees, control of Cortech will transfer to Asset Value. If the Board is not increased, Asset Value will seek to elect nominee Paul Koether, to fill the vacancy which would then be available. Management opposes the Board Amendment and instead proposes to amend the Certificate of Incorporation so that only directors have a right to set the number of directors (the "Elimination of Stockholders Right"). Asset value opposes the Elimination of Stockholders Right.

     2    The Life of Reason, (1905) George Santayana

     3 Asset Value has not retained an independent financial adviser and its conclusions are solely based on the opinion of its manager, Asset Value Management, Inc. which was reached after reviewing management's proxy material for the Merger, including the opinion of management's financial adviser.

Value said, would never approve such a transaction. The Merger was canceled on May 7, 1998.

          ONLY ASSET VALUE WAS WILLING TO SPEND ITS TIME AND MONEY TO
                          PUBLICLY OPPOSE THE MERGER!


We ask you. Do you want Cortech led into the future by any incumbent Director or any other nominee connected to this past?

                              Don't take a chance.
                               Vote for a change.
                        Vote for Asset Value's nominees!

                                 MORE RED INK !

     After the termination of the Merger, Cortech's Form 10-Q for the first quarter of 1998 revealed that Cortech's losses not only continued but increased compared to last year. In a quarter with No research and development activities and No revenues, Cortech still had approximately 15 full-time4 employees and general and administrative expenses of $1,522,000, of which, according to Cortech, merger expense only accounted for approximately $673,000. After the Form10-Q was filed Kenneth Lynn, the former CEO, left Cortech, taking with him, what we would call, a "departure bonus" of almost $500,000, another 3.5% of Cortech's remaining cash of $14.3 million. The calculation of the $500,000 departure bonus was derived by adding 20 months of salary ($442,000), future consulting fees of an undisclosed amount and health insurance coverage for 18 months estimated at $600 per month as reported in Cortech's Form 8-K filed on May 18, 1998.


                         What did the Old Board do next?

     Well one thing it did not do -at least not voluntarily- is call this Annual Meeting within the 13 months required by Delaware law. Instead Asset Value had to file a lawsuit to compel the Board to let stockholders decide who will determine Cortech's future. THIS MEETING WAS ORDERED BY THE CHANCERY COURT OF DELAWARE ONLY AFTER A LAWSUIT WAS FILED BY ASSET VALUE TO COMPEL A MEETING.

--------
     4 Cortech does not disclose whether there are additional part-time employees and consultants still hanging on. Asset Value considers a shutdown of Cortech an alternative which must be considered, particularly in view of the continued losses reported in the first quarter of 1998. Such a course however, has risks, including the possible further diminishment of Cortech's technology and the possible cessation of Cortech as a going concern. The matter would be further evaluated with current employees once Asset Value gained control, therefore, there is no assurance that Cortech would be shut down.

     Ask yourself why would the Old Board spend Cortech's limited resources to defend against a demand to hold an annual meeting as required by law? And why would the Appointed Board spend Cortech's limited resources on this proxy contest?

     We think one reason is because management does not want you to ask this question:


                 ARE YOU BETTER OFF NOW THAN YOU WERE FIVE YEARS
                                      AGO?

     In what we think is the biggest bull market in history, Cortech Stock prices have declined from $18.25 per share in 1993 to $.50 per share in 1998, making Cortech, by any comparison, in our view, one of the poorest stock market performers during this period. --AND THAT'S NO BULL!

                                  COMPARISON OF
                CORTECH'S STOCK PERFORMANCE (NASDAQ SYMBOL-CRTQ)
                                       TO
                      THE NASDAQ BIOTECHNOLOGY INDEX (IXBT)
                                     AND THE
                AMERICAN STOCK EXCHANGE BIOTECHNOLOGY INDEX (BTK)


                               [GRAPH THE ABOVE]


               Cortech         IXBT        BTK
               ------          -----      ------
1993          $18.25          197.88      115.78

1994           14.25          161.40       82.06

1995            3.65625       304.30      133.77

1996            3.8125        314.48      144.56

1997            2.03125       304.89      163.28

7/17/1998        .50          335.15      144.16




                              NOT A PRETTY PICTURE!

                              TOO LITTLE, TOO LATE

     Seven months after Asset Value first asked for representation on the Old Board; long after the Board was sued for misfeasance; after Cortech had spent $673,000 on the failed Merger; after Cortech had lost another approximately $3.4 million from operations (from September 30, 1997 through March 31, 1998), finally on May 11, 1998 the Cortech Board expressed an interest in meeting with Asset Value's manager, Paul Koether. By this time, Asset Value had already spent or committed significant amounts of its own funds (estimated to exceed $125,000 including counsel fees and management time) in opposing the Merger and in securing control of the Board because it believed that a change in course for Cortech was absolutely essential and because it believed that a Board controlled by management would not embrace the necessary changes. Asset Value thought that the Old Board's offer to meet, in and of itself, was too little too late.


                  MANAGEMENT'S VERSION OF STOCKHOLDER DEMOCRACY

     Management called this Meeting only after Asset Value filed to have the Delaware courts compel Cortech to hold the Meeting. We ask you: Why would management fail to call a meeting within the time required by law? Why is management spending your money and our money to delay what we believe will be the day of reckoning when the stockholders will finally be given a choice between what in our view, is the failed past and what we think will be a better future. In making this choice, we ask you to consider that Asset Value has promised not to seek to merge Cortech with any affiliate or entity in which Asset Value is an investor. Nor will Asset Value consider selling its Cortech Stock before a transaction is consummated which Asset Value believes is in the interests of all stockholders. Asset Value intends to benefit from its Cortech investment only to the same extent other stockholders benefit. Moreover Asset Value's nominees do not intend to take any fees for managing Cortech.


                         TIME AND MONEY ARE RUNNING OUT!

     On May 18, 1998, CEO Kenneth Lynn left Cortech. We believe that Mr Lynn was made a scapegoat for what we think is Cortech's prior mismanagement. But in our opinion, Mr. Lynn was a symptom of what is wrong with Cortech not the source, at least, in our view, not the only source. In the past five years (including the first quarter of 1998), Cortech has lost over $70 million, and as of March 31, 1998, had cash of only $14.3 million. We ask, does Lynn's departure absolve the Old Board members of their responsibility for these losses? We think the answer is a resounding No!

Will you vote for the nominees appointed by the Old Board members who led us to where we are today? We hope the answer is a resounding No!



                  PICTURE OF HOUR GLASS WITH CONTENTS READING

                                                               CASH REMAINING AT
                                                               MARCH 31, 1998
                                                               $14.3 million





                                                               ACCUMULATED
                                                               DEFICIT
                                                               $86 million!!!





                          THE SHAPE OF THINGS TO COME 5

     So, what will Asset Value do if it obtains control of the Cortech Board? We believe that once the Cortech Board determined to change control of Cortech, it should have sought competitive transactions more aggressively, by advertising in the financial media, by engaging an investment banker from the outset to solicit merger partners and by publicly stating that the Board was conducting an open bidding process for control of Cortech. If elected Asset Value's nominees will take these steps. Asset Value has no specific merger partner in mind and has considered possible alternatives for the future of Cortech only in a preliminary way. In the course of its own business, however, Asset Value constantly reviews investment opportunities and in connection with this process has seen companies which might be attractive strategic partners for Cortech although additional analysis would be required to determine whether any of these companies are a fit with Cortech.


--------
     5     H.G. Wells

     The principal standards for seeking a candidate would be balance sheet quality, positive earnings and good growth potential. Asset Value also believes that a private company which seeks a public market or a public company which needs Cortech's assets to qualify for NASDAQ, would consider these attributes as well as cash in calculating Cortech's value. As of March 31, 1998, Cortech's total assets were $14.9 million of which cash and cash equivalents were $14.3 million. Asset Value is not sure, however, that there are potential acquisitions or mergers that would be attractive for Cortech. One thing is certain however, Asset Value will not seek to merge Cortech with any affiliate or entity in which Asset Value is an investor. Nor will Asset Value consider selling its Cortech Stock before a transaction is consummated which Asset Value believes is in the interests of all stockholders. Asset Value intends to benefit from its Cortech investment only to the same extent other stockholders benefit.


     Now it is time for the Annual Meeting; time for the stockholders to re-evaluate the past leadership of Cortech and time to consider a change. We believe that Asset Value has the same interests as all other stockholders which it believes will be a change from this management - a substantial change.

                              PLEASE ASK YOURSELF:

               DO YOU WANT A BOARD COMPRISED OF ANY DIRECTORS WHO
                WERE PART OF MANAGEMENT WHILE CORTECH WAS LOSING
                                 ALL THIS MONEY?

               DO YOU WANT FUTURE TRANSACTIONS SELECTED BY ANYONE
              WHO EITHER APPROVED THE MERGER OR STOOD SILENT WHILE
                            THE MERGER MOVED FORWARD?

                  WE HOPE YOUR ANSWER WILL BE : CERTAINLY NOT!

              PLEASE SEND THE GREEN PROXY BALLOT TO ASSET VALUE AND VOTE TO INCREASE THE BOARD AND TO ELECT ASSET VALUE'S
                                    NOMINEES.

                    IT'S TIME FOR A CHANGE; VOTE FOR CHANGE;
                              VOTE FOR ASSET VALUE.

                       SEND IN THE GREEN PROXY BALLOT VOTE
                   YES TO INCREASE THE BOARD BUT IN ANY EVENT:

                     VOTE FOR ALL OF ASSET VALUE'S NOMINEES!

              VOTE AGAINST THE ELIMINATION OF A STOCKHOLDERS RIGHT!


                                            Very truly yours,



                                            Paul O. Koether
                                            Asset Value Fund Limited Partnership




                                    IMPORTANT

     If your shares are held in "Street Name" only your bank or broker can vote your shares, and only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them to execute a Green Proxy Ballot as soon as possible.


     If you have any questions or need further assistance in voting, please call John W. Galuchie, Jr., of Asset Value Fund Limited Partnership collect at (908) 234-1881, or our proxy solicitor:

                           BEACON HILL PARTNERS, INC.
                                 90 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (800) 253-3814